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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
or
☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 0-22532

ULTIMATE ELECTRONICS
SAVINGS AND PROFIT SHARING PLAN
(Full title of plan and the address of the plan, if different from that of the issuer named below)

ULTIMATE ELECTRONICS, INC.
321 West 84th Avenue, Suite A
Thornton, Colorado 80260
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Ultimate Electronics Savings and Profit Sharing Plan
Audited Financial Statements
and Schedule

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Ultimate Electronics, Inc.,
    as Plan Administrator of the Ultimate Electronics Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Ultimate Electronics Savings and Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Denver, Colorado

June 23, 2004

Ultimate Electronics Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Cash	$—	$11,001,355
Investments, at fair value:
Mutual funds	13,540,327	—
Ultimate Electronics, Inc. common stock	1,670,081	2,051,866
Loans to participants	906,230	1,048,932

	16,116,638	3,100,798
Receivables:
Employer contributions	—	12,384
Employee contributions	—	164,090
Other receivables	—	10,658

	—	187,132

Net assets available for benefits	$16,116,638	$14,289,285

See accompanying notes.

Ultimate Electronics Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions (deductions):
Contributions:
Employer	$836
Employee	1,657,040
Rollovers	33,809

1,691,685
Investment income:
Net appreciation in fair value of investments	1,198,694
Interest and dividends	303,973

1,502,667
Benefits paid to participants	(1,364,860)
Administrative expenses	(2,139)

(1,366,999)
Net increase	1,827,353
Net assets available for benefits:
Beginning of year	14,289,285

End of year	$16,116,638

See accompanying notes.

Ultimate Electronics Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003

1.     Description of the Plan

The following description of the Ultimate Electronics Savings and Profit Sharing Plan (the "Plan"), provides only general information. Participants should refer to the summary plan description or the Plan document for a more complete description of the Plan's provisions. Copies of the Plan document are available from Ultimate Electronics, Inc., the Plan Administrator.

General

The Plan is a defined contribution plan for the benefit of eligible employees of Ultimate Electronics, Inc. (the "Company" or the "Plan Administrator"). The Plan was originally adopted effective January 1, 1988 and has been subsequently amended and restated. The Plan was amended and restated effective January 2, 2003, to adopt the Putnam Fiduciary Trust Company Prototype Defined Contribution Plan, Basic Plan Document #01, and the related Putnam Preferred Profit Sharing/401(k) Plan Non-Standardized (005) Adoption Agreement (collectively, the "Prototype"). Coincident with the amendment and restatement of the Plan, a trustee-to-trustee transfer of the Plan assets was made from U.S. Bank, National Association ("U.S. Bank") to Putnam Fiduciary Trust Company ("Putnam"), and Putnam replaced U.S. Bank as the trustee. These Notes to the Financial Statements reflect the provisions of the Plan as of December 31, 2003.

To make deferral contributions to the Plan, an employee must be at least 21 years old and perform at least 250 hours of service during a three-month eligibility period.

Upon fulfilling the eligibility requirements of the Plan, an employee automatically becomes a Plan participant on the first day of the month following the date he or she satisfies the eligibility requirements. Each new participant is deemed to have elected to defer 3% of his or her compensation, unless he or she affirmatively elects to defer a different percentage.

Administration

The Company is the Plan Administrator. The Company established a trust on behalf of the Plan to which contributions are made, from which benefit disbursements are paid, and in which investments are maintained. The Company appointed Putnam as the trustee of such trust. Effective January 2, 2003, such trust is held in the Putnam Fiduciary Trust Company Investment Funds for Pension and Profit Sharing Trusts.

Contributions and Vesting

Under the provisions of the Plan, a participating employee may elect to defer from a minimum of 1% to a maximum of 50% of his or her eligible compensation, subject to certain limitations imposed by the Internal Revenue Code (the "Code") (not to exceed $12,000 in 2003). A participant may direct the investment of his or her deferrals in a variety of investment options offered under the Plan. The balance in each participant's salary deferral account is fully vested at all times and is not subject to forfeiture for any reason.

The Company determines the amount of its matching contributions to the Plan, if any, annually. In 2003, the Company did not make a matching contribution. If the Company makes a matching contribution, each participant who made deferral contributions to the Plan, is at least 21 years old, and has completed one year of service is eligible to receive a portion of the matching contribution. Any matching contributions will be allocated among eligible participants based on their contributions to the Plan.

In addition to matching contributions, the Company may make profit sharing contributions. In 2003, the Company did not make a profit sharing contribution. If the Company makes a profit sharing contribution, each participant who is at least 21 years old, has completed one year of service, is employed by the Company on the last day of the calendar year in relation to which the contribution is made, and has completed at least 1,000 hours of service during such calendar year is eligible to receive a portion of the profit sharing contribution. Any profit sharing contributions will be allocated among eligible participants in proportion to their eligible compensation for the Plan year.

A participant becomes vested in his or her matching and profit sharing contributions, if any, over a period of five years (at a rate of 20% for each completed calendar year of service). A participant will automatically be 100% vested in his or her matching and profit sharing contributions if the participant's employment is terminated due to his or her retirement on or after his or her 65th birthday, death or disability. When a participant terminates employment with the Company, nonvested amounts are forfeited and applied to reduce Company contributions and pay Plan expenses.

Payment of Benefits

The vested portion of a participant's account is available for distribution upon his or her retirement, death, disability or the termination of his or her employment. Additionally, a participant may request a hardship distribution of his or her deferral and rollover contributions if certain criteria defined in the Plan are met. A participant may not, however, request a hardship distribution from his or her matching or profit sharing contributions. Payout options for benefit distributions include lump-sum payments, partial payments and systematic installment payments.

Participant Loans

Participants are eligible to receive loans from the Plan. The amount of a loan must be at least $1,000, but no more than the lesser of $50,000 or 50% of the participant's vested interest in his or her account. Participant loans bear interest at the prime rate plus 1% and are secured by the participant's vested account balance. Loans must be repaid within five years. However, a longer repayment period may be available if the loan is used to purchase a participant's personal residence.

Administrative Expenses

Expenses of administering the Plan are paid by the participants.

2.     Significant Accounting Policies

Basis of Accounting

The Plan's accounting records are maintained on an accrual basis.

Investment Valuation and Income Recognition

The fair value of mutual funds is based on quoted redemption values. The fair value of Ultimate Electronics common stock is based on quoted market prices. The fair value of loans to participants approximates carrying value. Each of these is valued on the last business day of the year.

Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Income Tax Status

The underlying Prototype received an opinion letter from the Internal Revenue Service ("IRS") dated August 9, 2002, stating that the form of the Prototype is qualified under Section 401 of the Internal Revenue Code. Pursuant to Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Administrator has determined that the Plan is eligible to, and has chosen to, rely on the IRS opinion letter issued to the Prototype. The Plan is, however, required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.     Cash and Investments

Pursuant to the trustee-to-trustee transfer between U.S. Bank and Putnam, all of the Plan's mutual fund assets were liquidated to cash on December 31, 2002. On January 2, 2003, the cash balance was invested in mutual funds at Putnam, and the Ultimate Electronics, Inc. common stock and loans to participants were transferred in-kind from U.S. Bank to Putnam.

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Mutual funds:
Pimco Total Return Fund	$1,082,644	$—
The George Putnam Fund of Boston	1,150,979	—
Putnam Voyager Fund	4,009,457	—
Putnam Stable Value Fund	2,162,624	—
Putnam Equity Income Fund	3,105,940	—
Common stock:
Ultimate Electronics, Inc. common stock	1,670,081	2,051,866

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$1,689,377
Ultimate Electronics, Inc. common stock	(490,683)

$1,198,694

5.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan are to be distributed to participants based upon the redemption value of their individual accounts as of the termination date. All Plan participants become fully vested in the employer's contributions upon Plan termination.

6.     Risks and Uncertainties

The Plan provides for various investments in mutual funds and common stock of the Company. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Ultimate Electronics Savings and Profit Sharing Plan
EIN: # 84-0585211, Plan 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer/Description	Shares	Current Value
Ariel Appreciation Fund	7,224	$312,781
Artisan Midcap Fund	15,134	390,161
Pimco Total Return Fund	101,087	1,082,644
Putnam Bond Index Fund*	1,188	61,376
Putnam Capital Opportunities*	18,631	189,109
Putnam Equity Income Fund*	197,328	3,105,940
Putnam International Equity Fund*	18,522	382,660
Putnam S & P 500 Fund*	5,382	149,309
Putnam Stable Value Fund*	2,162,624	2,162,624
Putnam Voyager Fund*	252,963	4,009,457
Royce Opportunity Fund	34,554	419,488
The George Putnam Fund of Boston*	67,784	1,150,979
Van Kampen Growth & Income	6,862	123,799
Ultimate Electronics, Inc. common stock*	218,884	1,670,081
Loans to participants* Loans bear interest rates ranging from 5% to 10.5% and maturing through 2009	—	906,230

		$16,116,638

*
Denotes investment with a party-in-interest to the Plan.

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ULTIMATE ELECTRONICS SAVINGS AND PROFIT SHARING PLAN
Date: June 28, 2004	/s/ ALAN E. KESSOCK Alan E. Kessock Senior Vice President-Operations, on behalf of Ultimate Electronics, Inc., Plan Administrator

EXHIBIT

Exhibit Number	Document Description
23.1	Consent of Independent Registered Public Accounting Firm

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Ultimate Electronics Savings and Profit Sharing Plan Audited Financial Statements and Schedule Year ended December 31, 2003
Contents
Report of Independent Registered Public Accounting Firm
Ultimate Electronics Savings and Profit Sharing Plan Statements of Net Assets Available for Benefits
Ultimate Electronics Savings and Profit Sharing Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2003
Ultimate Electronics Savings and Profit Sharing Plan Notes to Financial Statements December 31, 2003
Ultimate Electronics Savings and Profit Sharing Plan EIN: # 84-0585211, Plan 002 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2003
SIGNATURES
EXHIBIT